

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 31, 2019

Sheli Fitzgerald
Chief Executive Officer and President
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re:** **GMF Leasing LLC**
> **ACAR Leasing Ltd.**
> **Registration Statement on Form SF-3**
> **Filed December 28, 2018**
> **File Nos. 333-229068 and 333-229068-01**

Dear Ms. Fitzgerald:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: John P. Keiserman, Esq.
   Katten Muchin Rosenman LLP

   Trey Brown, Esq.
   GM Financial